UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

First Regional Bancorp

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

33615C

(CUSIP Number)

Steven J. Sweeney, Esq.

General Counsel

1801 Century Park East

Los Angeles, California  90067

(310) 552-1776

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33615C

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jack A. Sweeney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,199,039

	8.	Shared Voting Power 102,000

	9.	Sole Dispositive Power 1,049,039

	10.	Shared Dispositive Power 102,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,119,039

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 26.9%*

14.	Type of Reporting Person (See Instructions) IN

*              The calculation is based on a total of 4,167,737 shares of Common Stock, which is the sum of (i) 4,080,309, the number of shares outstanding as of February 27, 2006 per the Issuer, and (ii) 87,428, the number of unissued shares the Reporting Person has the right to acquire within 60 days pursuant to the exercise of stock options granted pursuant to the Issuer’s 1999 Stock Option Plan.

This Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D of Jack A. Sweeney relates to the common stock, no par value per share (the “Common Stock”), of First Regional Bancorp (the “Issuer”).  This Amendment No. 5 is being filed to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission on July 25, 1983 and previously amended by Amendment No. 1, filed August 25, 1998, Amendment No. 2, filed December 7, 1999, Amendment No. 3, filed December 23, 2003, and Amendment No. 4, filed January 13, 2005 (as so amended, the “Schedule 13D”).

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is amended to add the following:

During June and July of 2005, the Reporting Person sold an aggregate of 20,000 shares of Common Stock pursuant to open market sales at prices per share ranging from $65.53 to $73.95.  Such shares were held by Trust A-1 of the Sweeney Family Trust U/I 11/13/98 (“Trust A-1”), a revocable trust of which the Reporting Person is the settler, sole trustee and sole beneficiary.

On July 14, 2005, the Sweeney Foundation, a charitable foundation, sold 3,000 shares of Common Stock pursuant to open market sales at a price per share of $72.50.  The Board of Directors of the Sweeney Foundation is comprised of the Reporting Person, Marilyn J. Sweeney and Steven J. Sweeney.  Marilyn J. Sweeney is the Reporting Person’s wife and a member of the Board of Directors of the Issuer’s subsidiary, First Regional Bank.  Steven J. Sweeney is the Reporting Person’s son and the Issuer’s General Counsel, as well as Executive Vice President and General Counsel and a member of the Board of Directors of the Issuer’s subsidiary, First Regional Bank.

On February 17, 21 and 22 of 2006, the Reporting Person and Marilyn Sweeney sold an aggregate of 30,000 shares of Common Stock pursuant to open market sales at prices per share ranging from $79.50 to $79.86.  Such shares were held by Trust B of the Sweeney Family Trust U/I 11/13/98 (“Trust B”), a revocable trust of which the Reporting Person and Marilyn Sweeney are co-trustees and co-beneficiaries.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended to add the following updated information:

(a)           Mr. Sweeney beneficially owns 1,119,039 shares of Common Stock, representing 26.9% of the outstanding shares of Common Stock.  These shares include 930,305 shares held by Trust A-1, as described in Item 4, above (which is incorporated herein by reference); 70,000 shares held by Trust B, as described in Item 4, above; 31,306 shares beneficially held by Mr. Sweeney in the Issuer’s 401(k) plan, all of which shares are vested; and 87,428 shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of stock options granted pursuant to the Issuer’s 1999 Stock Option Plan.  The percentage calculation is based on a total of 4,167,737 shares of Common Stock, which is the sum of (i) 4,080,309, the number of shares outstanding as of February 27, 2006 per the Issuer, and (ii) 87,428, the number of unissued shares the Reporting Person has the right to acquire within 60 days pursuant to the exercise of stock options granted pursuant to the Issuer’s 1999 Stock Option Plan.

(b)           Mr. Sweeney has sole voting power with respect to 1,199,039 shares of Common Stock.  These shares include 930,305 shares held by Trust A-1; 31,306 shares beneficially held by Mr. Sweeney in the Issuer’s 401(k) plan; 87,428 shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of stock options granted pursuant to the Issuer’s 1999 Stock Option Plan; and 150,000 unallocated shares held for the benefit of employees of the Issuer’s subsidiary, First Regional Bank, pursuant to an Employee Stock Ownership Plan (“ESOP”).

The Reporting Person has shared voting power with respect to 102,000 shares of Common Stock.  These shares include 70,000 shares held by Trust B and 32,000 shares held by the Sweeney Foundation.  Shares held by the Sweeney Foundation are voted by majority vote of its Board of Directors.  For more information about Trust B and the Sweeney Foundation, see Item 4, above, which is incorporated herein by reference.

The Reporting Person has sole dispositive power with respect to 1,049,039 shares of Common Stock.  These shares include all shares for which the Reporting Person has sole voting power, as described above, except for shares held in the Issuer’s ESOP.  The Reporting Person, as trustee of the Issuer’s ESOP, has no dispositive power or pecuniary interest in any of the ESOP shares and is not a participant in the ESOP.  In addition, the Reporting Person has only limited voting rights as to the 150,000 unallocated ESOP shares.  The Reporting Person disclaims beneficial ownership of the ESOP shares, and this report shall not be deemed an admission that the Reporting Person is a beneficial owner of such shares for any purpose.

Mr. Sweeney has shared dispositive power with respect to 102,000 shares of Common Stock. These shares include 70,000 shares held by Trust B and 32,000 shares held by the Sweeney Foundation.
(c) The information set forth in the last paragraph under Item 4, above, is incorporated herein by reference.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended to add the following:
The information set forth under Item 4, above, is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2006
Date
/s/ Jack A. Sweeney
Signature
Jack A. Sweeney
Name/Title